AssetMark Funds
Fee Waiver Agreement

AGREEMENT made as of the 31st day of July, 2009 between AssetMark Funds, a Delaware statutory trust (the “Trust”), on behalf of each series of the Trust (each, a “Fund,” and collectively, the “Funds”), and Genworth Financial Wealth Management, Inc., a California corporation (the “Advisor”).

WHEREAS, the Advisor has entered into an Investment Advisory Agreement with the Trust, effective October 20, 2006 (the “Investment Advisory Agreement”), pursuant to which the Advisor provides, or arranges for the provision of, investment advisory and management services to each Fund, and for which the Advisor is compensated based on the  average daily net assets of each such Fund;

WHEREAS, the Advisor, on behalf of the Funds, has entered into Sub-Advisory Agreements with various investment advisory firms (“Sub-Advisors”), pursuant to which Sub-Advisors manage all or a portion of Fund portfolios on a discretionary basis and receive from the Advisor a fee at annual rates based on the average daily net assets of their sub-advised portions of the Funds (with such fees in some cases including breakpoints at higher asset levels), with such fee paid by the Advisor out of the fees that are paid to the Advisor under the Investment Advisory Agreement;

WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of the Funds and their shareholders that the Advisor waive a portion of the advisory fee paid by each Fund to the extent necessary to reflect economies of scale and have agreed upon a fee waiver approach that combines complex-wide breakpoints as well as fee waivers over certain targeted net fee levels.

NOW, THEREFORE, the parties hereto agree to document the fee waiver agreement as follows:

1.	Fee Waiver by the Advisor.

A.
The Advisor agrees to waive its receipt of the advisory fee associated with operating each Fund as follows: (1) the Advisor shall waive 0.025% of each Fund’s annual advisory fee on Trust assets in excess of $6 billion; and (2) the Advisor shall waive an additional 0.025% of each Fund’s annual advisory fee on Trust assets in excess of $12 billion.

B.
The Advisor further agrees to waive its receipt of a portion of the advisory fee associated with operating each Fund listed on Schedule A for each month when the aggregate average daily net assets of the Funds listed on Schedule A are at or above $2.5 billion, to the extent necessary to ensure that the net advisory fee payable to the Advisor, after taking into account the fees it pays to Sub-Advisors, does not exceed the stated target maximum net advisory fee amounts outlined in Schedule A.

2.	Assignment. No assignment of this Agreement shall be made by the Advisor without the prior consent of the Trust.

3.
Duration and Termination.  This Agreement shall be effective on the date first set forth above, and shall continue in effect from year to year thereafter upon mutual agreement of the Trust and the Advisor.  This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between the Advisor and the Trust.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

AssetMark Funds By: /s/ Danell Doty Name: Danell Doty Title: VP and Treasurer	Genworth Financial Wealth Management, Inc. By: /s/ Carrie Hansen Name: Carrie Hansen Title: S.V.P., C.O.O.

Schedule A

The table below shows the annual percentage amount of the target maximum net advisory fee for each Fund to be payable to the Advisor, as described in Section 1.B. of the Fee Waiver Agreement.  The amounts shown will be subject to any further reductions described in Section 1.A. of the Fee Waiver Agreement:

Fund Name:	Target Maximum Net Advisory Fee (as a percentage of average daily net assets):
AssetMark Large Cap Value Fund	0.5193%
AssetMark Large Cap Growth Fund	0.513%
AssetMark Small/Mid-Cap Value Fund	0.4625%
AssetMark Small/Mid-Cap Growth Fund	0.510%
AssetMark International Equity Fund	0.570%
AssetMark Real Estate Securities Fund	0.550%
AssetMark Tax-Exempt Fixed Income Fund	0.604%
AssetMark Core Plus Fixed Income Fund	0.549%